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Michael Kaplan
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701 5111 fax michael.kaplan@davispolk.com

February 11, 2011

Re:	Warner Chilcott plc Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 1, 2010 File No. 000-53772

Jim Rosenberg, Senior Assistant Chief Accountant
Mary Mast, Senior Staff Accountant
Tabatha Akins, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Rosenberg:

Warner Chilcott plc (the “Company”) has received the Staff’s comment contained in a letter to the Company dated February 8, 2011. Set forth below is the Company’s response to the Staff’s comment. For your convenience, the Staff’s comment is set forth in italics before the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1 Business
Research and Development
Product Pipeline, page 11

Staff Comment:

1.
Refer to your response to our comment two. Please confirm that you will provide the disclosure by therapeutic class for each of the three years presented starting with your December 31, 2010 Form 10-K. Also, please confirm that you will provide the proposed disclosure relating to your breakdown of research and development expenses in response to comment one in your response dated December 6, 2010 for each of the three years presented starting with your December 31, 2010 Form 10-K.

The Company confirms that in its future Annual Reports on Form 10-K, beginning with the Annual Report for the year ended December 31, 2010, it will provide the requested disclosure, in the form proposed in its prior letters, for each of the three years presented.

*    *    *

Please note that all fax correspondence should be sent to me at fax number (212) 701-5111. If you have any questions or comments about the Company’s responses, please do not hesitate to contact me at (212) 450-4111.

Sincerely, /s/ Michael Kaplan Michael Kaplan
Cc:	Paul Herendeen Izumi Hara Ryan Sullivan